Exhibit 4.6

Translation of the Principal Terms of Cooperation Agreement with MLM

On August 11, 2005 BVR entered into a cooperation agreement with MLM a division of Israel Aircraft Industries Ltd. (“IAI” or “MLM”).

The parties agreed in the agreement to cooperate as follows:

1.	EHUD System

1.1	As to the EHUD System the parties shall cooperate in one of the following two arrangements:

1.1.1	Royalties Arrangement:

(a)	The leading party shall have the exclusive right to act in designated territories, as agreed between the parties. The leading party, at its sole discretion, may decide not to cooperate with the other party in a project to be performed in said territories. The non-leading party shall not compete with the leading party, during the term of this Agreement, whether directly or indirectly, alone or in cooperation with third parties (including by way of assistance to a competing entity) in all matters relating to the EHUD System, in said territories.

(b)	The leading party shall pay royalties to the other party at a rate of 5% of the total consideration. The royalties shall be paid back-to-back and pro rata to the intakes received by the leading party from its customer.

1.1.2	Cooperation Arrangement:

(a)	The leading party shall be responsible for the integration of the parties’ proposals and for the management of the joint proposal, including its submission to the customer, the negotiation with the customer, the execution of a prime contract and the prime contracting. All activities related to the preparation of the joint proposal shall be performed in full transparency to the non-leading party.

(b)	The parties have agreed upon who shall act as prime contractor and who shall act as subcontractor in certain territories.

(c)	Each party shall prepare the proposal relating to its part of the project.

(d)	The price proposal shall include all costs plus a net profit of a certain agreed percentage. The prime contractor shall be entitled to load a certain agreed percentage to the price of the subcontractor proposal, as well as the joint costs relating to the project.

(e)	The integration of the parties proposals shall be performed by the prime contractor, in coordination with the other party. A copy of the proposal submitted to the customer shall be transferred to the subcontractor immediately upon such submission.

(f)	In the event that the price agreed upon with the customer shall be higher than the price of the joint proposal, the difference shall be equally shared by the parties.

(g)	Each party shall bear its expenses associated with the preparation of the proposal.

(h)	The terms of the prime contract with the customer shall be transferred to the subcontractor by the prime contractor immediately upon its receipt by the prime contractor. The parties shall jointly prepare their comments to the customer.

(i)	Within 21 days from the execution of a prime contract with the customer the parties shall enter into a subcontracting agreement on terms that will flow down from the prime contract with the customer, with the applicable changes.

1.2	The royalties arrangement shall apply in territories not specifically mentioned and agreed upon between the parties. In each such territory, the parties shall agree who shall act as the prime contractor, based on an equal division of potential scope of business in such territories .

1.3	In the event that an aircraft manufacturer would like to supply an EHUD System as part of a comprehensive transaction for the sale of an aircraft and its systems the parties shall act as follows:

(a)	shall make effort that the focal point and the prime contractor to the aircraft manufacturer shall be the leading party in such territory, as set out in the Agreement;

(b)	if the parties are unsuccessful in their effort in (a) above, the parties shall revise the arrangement with respect to the specific sale and the leading party shall pay the party originally designated to be the non-leading party increased royalties at the rate of 8.5%.

1.4	R/C and LDN

1.4.2	R/C – an exclusive agreement of BVR for a simulation system in a specific country (the “Specific Country”); LDN – an exclusive agreement of MLM for Situation Awareness System in the Specific Country.

1.4.3	In the event that either party shall sign an agreement for the sale of options and/or derivatives and/or additions and/or maintenance for its project, the following royalties arrangement shall apply:

(a)	The party signing an agreement shall be obligated to pay the other party royalties at the rate of 5% of the total consideration in the following manner: 2.5% of the total consideration shall be paid upon receipt of the advance payment from the customer and the additional 2.5% shall be paid within 12 months from the date of execution of the agreement with the customer.

(b)	BVR shall make its best efforts to transfer to MLM, in a subcontract, scope of work in the R/C project.

1.4.4	It is agreed that MLM will not be entitled, during the term of this Agreement, to market and/or sale a R/C project in the Specific Country, whether directly or indirectly (including through assistance to a competing entity).

1.4.5	It is agreed that BVR will not be entitled, during the term of this Agreement, to market and/or sale a LDN project in the Specific Country, whether directly or indirectly (including through assistance to a competing entity).

2.	NCMI System

The NCMI is a system installed on naval vessels.

As to NCMI projects the parties shall act as follows:

(a)	Within a reasonable time after the execution of this Agreement, BVR shall provide MLM with its existing NCMI infrastructure as a technological base in order to enable MLM to continue the development of the NCMI system, to submit proposals and to enter into agreements for the sale and/or modification of NCMI systems. BVR undertakes to continue the maintenance of its infrastructure as part of BVR’s scope of work in such agreements, including but not limited to the update of software as a result of projects performed (including projects performed exclusively by BVR), in consideration for royalties at the rate of 4% of the consideration of any agreement entered into between MLM and a customer.

(b)	BVR shall grant MLM a non transferable license, for the term of the Agreement, at no additional cost, to use the BVR NCMI infrastructure, in certain agreed territories. This license grant is conditioned upon BVR performing up to 30% of the scope of work as a subcontract to MLM for NCMI projects.

(c)	The cooperation arrangement detailed in Section 1.1.2 above shall apply to NCMI projects, with the following changes:

The total consideration shall be divided between the parties as follows: 70% to the prime contractor and 30% to the other party. In the event the prime contractor, at its sole discretion, resolved not to subcontract work to the other party at the rate of 30%, the prime contractor shall compensate the other party at a rate of 1% of the total consideration for each 4% of the total consideration not subcontracted to the other party. In any event the scope of work of the subcontractor shall not be less than 14% of the total consideration.

3.	Electronic Warfare Training Range

In agreements for the supply of Electronic Warfare Training Ranges in specific agreed territories MLM shall serve as the prime contractor and shall enter into a subcontracting agreement with BVR, such that MLM as prime contractor shall have 70% of the scope of work and BVR shall have 30% of the scope of work.

4.	Both parties hereby waive any claim and/or demand against each other relating to the period prior to December 31, 2004.

5.	This Agreement is valid for ten years.

6.	This Agreement replaces any prior agreements and/or understandings between the parties relating to the subject matters hereof.